Dimensional
June 13, 2022

Via EDGAR

Jeremy Esperon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Mr. Esperon:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 13/17 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Sustainability Core 1 ETF, Dimensional International Sustainability Core 1 ETF, Dimensional Emerging Markets Sustainability Core 1 ETF, and Dimensional Global Sustainability Fixed Income ETF (each, a “Portfolio,” and collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1. Comment.  Please file your response to the staff's comments on EDGAR at least 5 days in advance of the effective date.

Response. The Registrant confirms it will file a response to the staff's comments on EDGAR at least 5 days in advance of the effective date.

PROSPECTUS

2. Comment. Please provide the final fee table and expense example for each Portfolio with the response letter.

Response.  The Registrant has attached each Portfolio’s final fee table and expense

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example hereto as Exhibit A.

3. Comment. Please revise each Portfolio’s principal investment strategies to include a policy that the Portfolio will invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria.

Response.  The Registrant respectfully declines to add “sustainability” to each Portfolio’s 80% policy because such adjective refers to a strategy of the Portfolio, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainability” in each Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs exclusionary, positive and negative screens as described in the Prospectus for its sustainability strategy. The Registrant is aware of the SEC’s proposed amendments to Rule 35d-1 that would apply the requirements of Rule 35d-1 to a fund that utilizes “sustainability” in its name,1 as well as the SEC’s proposed disclosure requirements for registered investment funds and investment advisers related to environmental, social and governance (ESG) investment strategies.2  The Registrant will incorporate applicable changes to the Portfolios’ strategies and/or disclosure in accordance with any new requirements that are adopted with respect to either release.

4. Comment. With respect to each Portfolio’s sustainability impact considerations, please:

(1)	clearly define each consideration;

Response.  The Registrant notes that the sustainability impact considerations are defined in the “Additional Information on Investment Objectives and Policies—Applying the Portfolios’ Sustainability Impact Considerations” section of the prospectus.  The Registrant will, however, revise the references to “greenhouse emissions” in the summary sections to clarify that the consideration evaluates greenhouse gas emissions intensity and revise the references to “potential emissions” to clarify that the consideration evaluates fossil fuel reserves. In addition, the Registrant will revise the disclosure to clarify that the Portfolios will exclude companies the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves “relative to other issuers.” Lastly, the Registrant will also incorporate additional detail to further clarify the specific greenhouse gases included when considering a company’s greenhouse gas emissions intensity.

(2)	clarify whether there are any specific areas of focus in terms of sustainability; and

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant

1 Investment Company Names, Release No. IC-34593 (March 25, 2022).
2 Enhanced Disclosures by Certain Investment Advisers and Investment Companies about Environmental, Social, and Governance Investment Practices, Release Nos. IA-6034 and IC-34594 (March 25, 2022).

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supplementally confirms that each Portfolio has a particular focus on greenhouse gas emissions intensity and fossil fuel reserves; and, the Registrant notes that each Portfolio, in the summary section of its prospectus, already states that “[i]n particular, the Portfolio will exclude companies the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves relative to other issuers” (i.e., as revised above).

(3) clarify how the Advisor determines that a company meets the criteria.

Response.  The Registrant respectfully declines to revise the disclosure because the Registrant believes the Portfolios adequately disclose how companies are evaluated for purposes of applying the sustainability impact considerations.  For example, the current disclosure provides fourteen sustainability impact considerations that are evaluated by the Advisor, each of which includes an explanation of what is being evaluated with respect to such consideration.  The disclosure further explains that the Advisor believes these considerations may indicate whether or not a company, as compared to other companies with similar business lines, promotes sustainability by pursuing economic growth and development that meets the needs of the present without compromising the needs of future generations.   In addition, the disclosure explains that, based on research and ratings information relating to such considerations, the Advisor attempts to determine an overall impact score for each company and considers the score when determining whether a security should: (i) be excluded from a Portfolio’s securities holdings; (ii) have its weight decreased within the Portfolios; (iii) be held with no adjustment to its weight within the Portfolios; or (iv) have its weight increased within the Portfolios.  Lastly, the disclosure also explains that the Advisor may also exclude, decrease or increase the weight of specific companies due to any specific factor and will exclude companies that the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves (i.e., as revised above).  Accordingly, the Registrant believes the disclosure appropriately describes the application of the Portfolios’ sustainability impact considerations.

5. Comment.  In the “Additional Information on Investment Objectives and Policies—Applying the Portfolios’ Sustainability Impact Considerations” section of the prospectus, the disclosure references an overall impact score that the Advisor determines for issuers.  Please clarify whether the Portfolios require a company to have a minimum overall impact score to be included as a security holding.

Response.  The Registrant supplementally confirms that the Portfolios do not require a company to have a minimum overall impact score to be included as a security holding, but as noted above, the Advisor may exclude companies based on any specific factor and will exclude companies that the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves relative to other issuers. The Registrant will, however, revise the disclosure in the “Additional Information on Investment Objectives and Policies—Applying the Portfolios’ Sustainability Impact Considerations” section of the prospectus to further clarify that “the Advisor will determine an overall impact score for the company and will consider the overall impact score of the issuer relative to other issuers when determining whether a security should: (i) be excluded from a Portfolio’s securities holdings; (ii) have its weight decreased within the Portfolios; (iii) be held with no adjustment to its weight within the Portfolios; or (iv) have its weight increased within the

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Portfolios.”

6. Comment. Please provide additional detail in the “Additional Information on Investment Objectives and Policies—Applying the Portfolios’ Sustainability Impact Considerations” section of the prospectus describing the underlying data that the Advisor will review when evaluating a company under the Portfolios’ sustainability impact considerations.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant notes that the disclosure in the “Additional Information on Investment Objectives and Policies—Applying the Portfolios’ Sustainability Impact Considerations” section of the prospectus states that the Advisor may engage third-party service providers to provide research and/or ratings information relating to the Portfolios’ sustainability impact considerations with respect to corporate securities in the portfolios, where information is available from such providers. Further, the disclosure lists fourteen different sustainability impact considerations that are evaluated, each of which includes an explanation of what is being evaluated with respect to such consideration. For example, the disclosure explains that the “Land use and biodiversity” consideration evaluates the “severity of controversies related to a firms’ use or management of natural resources,” whereas the “Palm Oil” consideration evaluates whether a company has “meaningful revenue related to palm oil.”  Accordingly, the Registrant believes the disclosure appropriately describes the sustainability impact considerations and how the Advisor obtains and evaluates data regarding such considerations.

7. Comment. In the prospectus or statement of additional information (“SAI”), please disclose how the Advisor will approach proxy voting with respect to sustainability issues for companies held by the Portfolios.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that disclosure addressing the Advisor’s approach to proxy voting with respect to sustainability issues for companies held by the Portfolios is included in the SAI under the “Proxy Voting Policies” section, as well as in Exhibit A to the SAI under “Proxy Voting Guidelines— Voting Guidelines for Environmental and Social Issues.”

8. Comment. For each Portfolio that considers a company’s price momentum as part of its principal investment strategies, please include a definition of the term.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant does include a definition of that term and believes it is appropriately disclosed in the “Additional Information on Investment Objectives and Policies—Investment Terms Used in the Prospectus” section of the prospectus.

9. Comment.  With respect to the following statement, please: (1) specify what level of emissions the Advisor considers to be high; and (2) clarify what data the Advisor uses to make that determination.

In particular, the Portfolio will exclude companies the Advisor considers to have

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high carbon or greenhouse gas emissions or reserves that may produce those emissions.

Response.  The Registrant supplementally confirms that there is not one level of emissions intensity that is considered “high” with respect to all companies.  As noted above, the Registrant has revised this disclosure to clarify that the Advisor considers this information “relative to other issuers.”   Further, the Registrant believes that the Portfolios appropriately disclose that the Advisor may engage third-party service providers to provide research and/or ratings information relating to the Portfolios’ sustainability impact considerations and respectfully declines to further revise the disclosure.

10. Comment.  Please identify which third-party service providers the Advisor may engage to provide research and/or ratings information relating to a Portfolio’s sustainability impact considerations.  In addition, please include a brief description of the methodology utilized by any such provider.

Response.  The Registrant has revised the disclosure to note that, as of the date of the prospectus, MSCI ESG Research LLC and Institutional Shareholder Services Inc. have been engaged as the Portfolios’ primary providers of research and/or ratings information relating to the Portfolios’ sustainability impact considerations. The Registrant believes that the providers’ extensive and detailed methodology cannot be usefully summarized in a brief description and would not add to an investor’s understanding of how the Portfolios’ sustainability impact considerations are applied. The Registrant therefore respectfully declines to add descriptions of the methodology used by the providers.

11. Comment. Please add a principal risk regarding high portfolio turnover to correspond with the following statement:

The Portfolio is an actively managed exchange traded fund and does not seek to replicate the performance of a specific index and may have a higher degree of portfolio turnover than such index funds.

Response.  The Registrant supplementally confirms that the portfolio turnover rates for the Portfolios is anticipated to be below 100% and, accordingly, high portfolio turnover is not an appropriate principal risk of the Portfolios.

12. Comment. When available, please supplementally provide the Staff with the broad-based securities index that each Portfolio will include in the “Performance Table.”

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolios are as follows:

•	Dimensional US Sustainability Core 1 ETF—Russell 3000(R) Index

•	Dimensional International Sustainability Core 1 ETF—MSCI World ex USA Index (net dividends)

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•	Dimensional Emerging Markets Sustainability Core 1 ETF—MSCI Emerging Markets Index (net dividends)

•	Dimensional Global Sustainability Fixed Income ETF—Bloomberg Global Aggregate Bond Index (Hedged to USD)

13. Comment.  Please include a definition of the term “non-U.S. companies” in the Dimensional International Sustainability Core 1 ETF’s principal investment strategies.

Response.  The Registrant respectfully declines to revise the disclosure.  The Portfolio’s principal investment strategies in the summary section of the prospectus include disclosure clarifying that it invests in non-U.S. companies in developed markets that have been authorized as approved markets for investment by the Advisor’s Investment Committee.  The Registrant believes that the list of the Portfolio’s twenty-two approved market countries, as well as the detailed disclosure regarding how the Portfolio determines securities are associated with such countries, is appropriately disclosed in the “Additional Information on Investment Objectives and Policies” section of the prospectus.

14. Comment.  With respect to the applicable Portfolios’ “Foreign Securities and Currencies Risk,” consider disclosing, if applicable, any risks associated with Brexit.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes the risks associated with Brexit are appropriately disclosed in the SAI under the “Political, United Kingdom and European Market Related Risk” section for each applicable Portfolio.

15. Comment. Please include disclosure in the Dimensional Emerging Markets Sustainability Core 1 ETF’s principal investment strategies regarding the Portfolio’s investments in China A-shares and variable interest entities, as referenced in the “China Investments Risk.”

Response.  The Registrant has revised the disclosure accordingly.

16. Comment. The Dimensional Global Sustainability Fixed Income ETF’s principal investment strategies note that the “Portfolio’s investments in securities of U.S. and non-U.S. sovereign issuers are not subject to the sustainability impact considerations….”
As noted above, because the Portfolio includes sustainability in its name, it should include a policy that the Portfolio will invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria.  Please clarify how excluding these securities from its sustainability impact considerations allows the Portfolio to invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria.

Response.  As noted above, the Registrant respectfully declines to add “sustainability” to the Portfolio’s 80% policy because such adjective refers to a strategy of the Portfolio, rather than a type of investment.  While the Portfolio’s investments in securities of U.S. and non-U.S. sovereign issuers are not subject to the sustainability impact considerations, as noted in the prospectus, the Advisor considers securities issued by the U.S. Treasury and certain U.S. agencies

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and instrumentalities to be consistent with the Portfolio’s strategy of investing in sustainable investments. The Registrant is cognizant of Section 35(d) of the 1940 Act and does not believe the Portfolio’s name will lead a reasonable investor to conclude that the Portfolio invests in a manner that is inconsistent with its intended investments or risks of those investments.

17. Comment. Please consider revising the Dimensional Global Sustainability Fixed Income ETF’s “Principal Risks” to include pre-payment, extension, and mortgage-backed securities risks.

Response.  The Registrant respectfully declines to revise the disclosure to include principal risk disclosure regarding pre-payment risk and extension risk. The Registrant believes such risks associated with fixed-income securities are adequately addressed and disclosed to shareholders at this time. The Registrant, however, has incorporated risk disclosure regarding mortgage-backed securities into the “Additional Information on Investment Objectives and Policies—Additional Information Regarding Investment Risks” section of the prospectus.

18. Comment.  For each Portfolio that may invest in exchange-traded funds, please confirm supplementally that acquired fund fees and expenses (“AFFE”) are reflected in Other Expenses of the fee table and are no greater than 0.01%.

Response.  The Registrant confirms any AFFE are properly reflected in each Portfolio’s fee table, if applicable, within Other Expenses.

19. Comment.  Please clarify what agencies and instrumentalities are being referred to in the following disclosure in the Dimensional Global Sustainability Fixed Income ETF’s principal investment strategies:

The Advisor, however, considers securities issued by the U.S. Treasury and certain of its agencies and instrumentalities to be consistent with the Portfolio’s strategy of investing in sustainable investments.

Response.  As noted in the preceding sentence in the principal investment strategies, the Portfolio will generally exclude or underweight securities of supranational organizations and certain non-sovereign governmental agencies (both U.S. and non-U.S.) that may be less sustainable as compared to other similar issuers, based upon the Portfolio’s sustainability impact considerations. The Registrant has revised the statement identified above to clarify that it applies to certain U.S. agencies and instrumentalities “that are not subject to the sustainability impact considerations identified above.”

20. Comment.  Please file a new legal opinion with respect to the Portfolios as an exhibit to the Part C.

Response.  The legal opinion for the Portfolios will be included as an exhibit to the Part C filed with the 485(b) filing.

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust

EXHIBIT A

Dimensional US Sustainability Core 1 ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the US Sustainability ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.14%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.19%
Fee Waiver and/or Expense Reimbursement**	0.01%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.18%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2024, and may only be terminated by the Fund’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the US Sustainability ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$18	$60

Dimensional International Sustainability Core 1 ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the International Sustainability ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.20%
Other Expenses*	0.07%
Total Annual Fund Operating Expenses	0.27%
Fee Waiver and/or Expense Reimbursement**	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.24%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2024, and may only be terminated by the Fund’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the International Sustainability ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$25	$84

Dimensional Emerging Markets Sustainability
Core 1 ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Emerging Markets Sustainability ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.35%
Other Expenses*	0.11%
Total Annual Fund Operating Expenses	0.46%
Fee Waiver and/or Expense Reimbursement**	0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.41%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2024, and may only be terminated by the Fund’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Emerging Markets Sustainability ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$42	$143

Dimensional Global Sustainability Fixed Income ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Global Sustainability Fixed Income ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.20%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.25%
Fee Waiver and/or Expense Reimbursement**	0.01%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.24%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2024, and may only be terminated by the Fund’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Global Sustainability Fixed Income ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$25	$79